UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

etrials Worldwide, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
29786P103
(CUSIP Number)
Mark L. Weinstein
Bio-Imaging Technologies, Inc.
826 Newtown- Yardley Road
Newtown, Pennsylvania 18940
(267) 757-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633
May 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No.	29786P103	SCHEDULE 13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON Bio-Imaging Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,035,274 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

4,035,274 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,035,274

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

TABLE OF CONTENTS

Item 1. Security and the Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURES
EX-99.1: CURRENT REPORT ON FORM 8-K
EX-99.2: PRESS RELEASE
EX-99.3: AGREEMENT AND PLAN OF MERGER
EX-99.4: FORM OF STOCKHOLDER SUPPORT AGREEMENT
EX-99.5: CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

Item 1. Security and the Issuer
     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of etrials Worldwide, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.
Item 2. Identity and Background
     This statement is filed on behalf of Bio-Imaging Technologies, Inc., a Delaware corporation (“Bio-Imaging”). The address of the principal business and principal office of Bio-Imaging is 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940. The principal business of Bio-Imaging is providing medical image management and eClinical services, including electronic data capture and clinical data management solutions, to pharmaceutical, biotechnology and medical device companies and other organizations, including contract research organizations engaged in clinical trials.
     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Bio-Imaging are set forth in Annex A hereto.
     During the last five years, neither Bio-Imaging nor, to the best knowledge of Bio-Imaging, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On May 4, 2009, Bio-Imaging entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and BioClinica Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Bio-Imaging (“Purchaser”), pursuant to which (A) Bio-Imaging and Purchaser agreed to offer to purchase all outstanding shares of Common Stock of the Issuer in exchange for (i) $0.15 in cash, without interest, (ii) 0.124 shares of Bio-Imaging common stock, par value $0.00025 per share (“Bio-Imaging Common Stock”), and (iii) 0.076 shares of Bio-Imaging Series A-1 Preferred Stock, par value $0.00025 per share (“Bio-Imaging Preferred Stock”) (which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”), and (B) upon the terms and subject to the conditions of the Merger Agreement, the parties agreed that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”).
     At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares subject to appraisal rights) will be converted into the right to receive the greater of (i) (A) $0.15 in cash, without interest, plus (B) 0.124 shares of Bio-Imaging Common Stock plus (C) 0.076 shares of Bio-Imaging Preferred Stock and (ii) the highest price per share of Common Stock paid pursuant to the Offer, in the same form of consideration so paid in the Offer.
     It is currently anticipated that the cash consideration payable by Bio-Imaging to holders of Common Stock in the Offer and the Merger pursuant to the terms of the Merger Agreement will be financed through Bio-Imaging’s available working capital and other sources of liquidity.
     Under the terms of the Merger Agreement, upon the time of the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn shares of Common Stock pursuant to the Offer, Bio-Imaging and Purchaser will be entitled to designate for appointment to the board of directors of the Issuer a pro rata number of directors based upon the percentage that the shares of Common Stock owned by Bio-Imaging and its affiliates bears to the total number of shares of Common Stock then-outstanding subject to the requirement that a minimum of three independent (for purposes of Rule 10A-3 under the Exchange Act) members of the current board of directors of the Issuer remain in office until the consummation of the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Company, (ii) the officers appointed by the directors of the Purchaser immediately prior to the Merger will be the officers of the Surviving Corporation, (iii) the certificate of incorporation and the bylaws of Purchaser in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be designated by Bio-Imaging. After the completion of the Merger, Bio-Imaging expects that the Issuer’s Common Stock will cease to be listed on The NASDAQ Global Market and subsequently will cease to be registered under the Exchange Act.
     In connection with the execution and delivery of the Merger Agreement, Bio-Imaging entered into tender and support agreements, each dated as of May 4, 2009 (each a “Stockholder Support Agreement”), with each officer and director of the Issuer, as well as certain institutional stockholders of the Issuer who are affiliated with the directors of the Issuer (each a “Supporting Stockholder”). Pursuant to each Stockholder Support Agreement, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction unless such Stockholder Support Agreement is otherwise terminated.
     In connection with the process leading to the execution of the Merger Agreement, the Issuer and Bio-Imaging entered into a Confidentiality and Non-Disclosure Agreement dated as of January 16, 2009 (the “Confidentiality and Non-Disclosure Agreement”). Pursuant to the Confidentiality and Non-Disclosure Agreement, as a condition to being furnished confidential information by the Issuer, Bio-Imaging agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Issuer and Bio-Imaging. Bio-Imaging also agreed (i) not to purchase, sell or otherwise trade in the Issuer’s securities or any derivatives of such securities until the Issuer, based on the advice of counsel, determined that any material provided pursuant to the Confidentiality and Non-Disclosure Agreement did not constitute material, non-public information and (ii) not to propose to any person or entity other than the Issuer any transaction between Bio-Imaging and the Issuer and/or its security holders involving the Issuer’s securities or security holders unless the Issuer requested, in writing, that Bio-Imaging make such a proposal. In addition, Bio-Imaging agreed that, as of the date thereof and for a period of two years from the date of the Confidentiality and Non-Disclosure Agreement, Bio-Imaging would not acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, (i) control of the Issuer, including but not limited to acquiring control by nominating person(s) to serve on the Issuer’s board of directors, (ii) more than 2% of any outstanding class of securities of the Issuer or any voting or economic interest therein, or (iii) substantially all of the Issuer’s business or assets.
     On May 5, 2009, Bio-Imaging and Issuer filed a Current Report on Form 8-K and issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement.
     The descriptions of the Form 8-K, the Press Release, the Merger Agreement, the Stockholder Support Agreements and the Confidentiality and Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the Press Release, the Merger Agreement, the Form of Stockholder Support Agreement and the Confidentiality and Non-Disclosure Agreement, which are referenced herein as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and 99.5, respectively, and are incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
     The purpose of the Offer and the Merger is for Bio-Imaging, through Purchaser, to acquire control of, the entire equity interest in, the Issuer. The Supporting Stockholders agreed to enter into the Stockholder Support Agreements to induce Bio-Imaging to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger.
     Other than pursuant to the Merger Agreement and the Stockholder Support Agreements, as described in Items 3 and 6, neither Bio-Imaging nor, to the best knowledge of Bio-Imaging, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Bio-Imaging reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
     (a) and (b). By virtue of the Stockholder Support Agreements, as of May 4, 2009, Bio-Imaging may be deemed to share with the Supporting Stockholders the power to vote or direct the voting or disposition of 3,223,986 issued and outstanding shares of Common Stock and 811,288 shares of Common Stock issuable upon the exercise of options, beneficially owned by the Supporting Stockholders, to purchase shares of Common Stock or pursuant to restricted stock grants (collectively, the “Support Agreements Shares”). Bio-Imaging is not entitled to any other rights as a stockholder of the Issuer as to the Support Agreements Shares, and does not have any right to dispose or direct the disposition of the Support Agreements Shares, except for the restrictions described in Item 6. The Support Agreements Shares represent approximately 36.5% of the issued and outstanding shares of Common Stock as of April 30, 2009, as represented by the Issuer in the Merger Agreement.
     Pursuant to Rule 13d-4 under the Exchange Act, Bio-Imaging hereby states that this Schedule 13D shall not be deemed an admission that Bio-Imaging is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Support Agreements Shares, and Bio-Imaging expressly disclaims beneficial ownership of the Support Agreements Shares.
     Except as described above, to the best knowledge of Bio-Imaging, no shares of Common Stock are beneficially owned by any of the persons named in Annex A.
     (c). Other than with respect to the Support Agreements Shares pursuant to the execution of Stockholder Support Agreements, neither Bio-Imaging, nor, to the best knowledge of Bio-Imaging, any person named in Annex A, has effected any transaction in the shares of Common Stock during the past 60 days.
     (d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to each of the Stockholder Support Agreements, and subject to the terms and conditions contained therein, each of the Supporting Stockholders has agreed, among other things (a) to tender (and not withdraw) all shares of Common Stock beneficially owned or thereafter acquired by them in the Offer and to (b) to vote such shares of Common Stock in support of the Merger and against any competing transaction.
     The Stockholder Support Agreements provide that each agreement will terminate immediately upon the earliest of: (i) the effective time of the Merger; or (ii) the termination of the Merger Agreement pursuant to its terms.
     Pursuant to the Confidentiality and Non-Disclosure Agreement, Bio-Imaging agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Issuer and Bio-Imaging. Bio-Imaging also agreed (i) not to purchase, sell or otherwise trade in the Issuer’s securities or any derivatives of such securities until the Issuer, based on the advice of counsel, determined that any material provided pursuant to the Confidentiality and Non-Disclosure Agreement did not constitute material, non-public information and (ii) not to propose to any person or entity other than the Issuer any transaction between Bio-Imaging and the Issuer and/or its security holders involving the Issuer’s securities or security holders unless the Issuer requested, in writing, that Bio-Imaging make such a proposal. In addition, Bio-Imaging agreed that, as of the date thereof and for a period of two months from the date of the Confidentiality and Non-Disclosure Agreement, Bio-Imaging would not acquire, or assist, advise or encourage any other persons in acquiring, directly or indirectly, (i) control of the Issuer, including but not limited to acquiring control by nominating person(s) to serve on the Issuer’s board of directors, (ii) more than 2% of any outstanding class of securities of the Issuer or any voting or economic interest therein, or (iii) substantially all of the Issuer’s business or assets.
     The descriptions of the Stockholder Support Agreements and the Confidentiality and Non-Disclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the Form of Stockholder Support Agreement and the Confidentiality and Non-Disclosure Agreement which are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated by reference into this Item 6.
     Except for the Stockholder Support Agreements, the Confidentiality and Non-Disclosure Agreement and the Merger Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Current Report on Form 8-K dated May 5, 2009 (incorporated by reference to the Current Form 8-K filed by Bio-Imaging Technologies, Inc. on May 5, 2009)

99.2	Joint Press Release, dated May 5, 2009, issued by Bio-Imaging Technologies, Inc. and etrials Worldwide, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bio-Imaging Technologies, Inc. on May 5, 2009).

99.3	Agreement and Plan of Merger, dated as of May 4, 2009, by and among Bio-Imaging Technologies, Inc., BioClinica Acquisition, Inc. and etrials Worldwide, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Bio-Imaging Technologies, Inc. on May 5, 2009).

99.4	Form of Stockholder Support Agreement, dated as of May 4, 2009, by and among Bio-Imaging Technologies, Inc. and the directors, executive officers and certain stockholders of etrials Worldwide, Inc. (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Bio-Imaging Technologies, Inc. on May 5, 2009).

99.5	Confidentiality and Non-Disclosure Agreement, dated as of January 16, 2009, by and between Bio-Imaging Technologies, Inc. and etrials Worldwide, Inc.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: May 14, 2009

BIO-IMAGING TECHNOLOGIES, INC.
By:	/s/ Mark L. Weinstein
	Name:	Mark L. Weinstein
	Title:	President and Chief Executive Officer

Annex A
     The name, business address and present principal occupation or employment of each of the directors and executive officers of Bio-Imaging are as set forth below. Each person’s business address is c/o Bio-Imaging Technologies, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940. Except as indicated below, each person is a citizen of the United States of America.
Directors of Bio-Imaging

Name	Principal Occupation
Mark L. Weinstein	President and Chief Executive Officer of Bio-Imaging
Jeffrey H. Berg, Ph.D.	President of Health Care Insights
Richard F. Cimino	President, Clinical Development Services and Corporate Senior Vice President of Covance, Inc.
E. Martin Davidoff, CPA, Esq.	Self-employed CPA and tax attorney
David E. Nowicki, D.M.D.	Chairman of the Board of Bio-Imaging
Adeoye Y. Olukotun, M.D., M.P.H., F.A.C.C., FAHA	Chief Executive Officer of CardioVax Inc. and Chief Medical Officer of VIA Pharmaceuticals
David M. Stack	President, Chief Executive Officer of Pacira Pharmaceuticals, Inc., Managing Director of MPM Capital and Managing Partner of Stack Pharmaceuticals, Inc.
James A. Taylor, Ph.D.	Partner at Merchant-Taylor International, Inc. and President of Taylor Associates
Executive Officers of Bio-Imaging

Name	Title at Bio-Imaging (Principal Occupation)
Mark L. Weinstein	President and Chief Executive Officer
Ted I. Kaminer	Executive Vice President of Finance & Administration and Chief Financial Officer
David A. Pitler	Executive Vice President, President Bioimaging Services Division
Peter S. Benton	Executive Vice President, President eClinical Division